SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      December 31, 2007
                           -----------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25101
                                               ---------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   The Oneida Savings Bank 401(k) Savings Plan

      B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oneida Financial Corp.
                                 182 Main Street
                           Oneida, New York 13421-1676


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN


Date: July 10, 2008               By:      /s/ Eric E. Stickels
                                           ----------------------------
                                           Name:  Eric E. Stickels
                                           Title: Executive Vice President
                                                  and Chief Financial Officer,
                                                  The Oneida Savings Bank

                               ONEIDA SAVINGS BANK
                               401(K) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

                               ONEIDA SAVINGS BANK
                               401(K) SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006



                                    CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .....................  1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................  2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...............  3

    NOTES TO FINANCIAL STATEMENTS ...........................................  4


SUPPLEMENTAL SCHEDULE

    SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i............ 12

    NONEXEMPT TRANSACTIONS, SCHEDULE G, PART III............................. 14




* All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.



                                                    Crowe Chizek and Company LLC
Oak Brook, Illinois
July 10, 2008

--------------------------------------------------------------------------------
                                                                              1.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

Assets
                                                            2007         2006
                                                            ----         ----

Investments, at fair value (Note 3)
   Pool separate accounts                               $ 9,656,716  $ 7,278,759
   General account                                        1,036,254    1,005,262
   Oneida Financial Corp. common stock                    2,500,688    3,030,943
   Money market fund                                        146,063      115,073
   Participant loans                                        169,849       97,837
                                                        -----------  -----------
                                                         13,509,570   11,527,874
Receivable
   Employer contribution                                     52,096           10
   Participant contribution                                  29,333           17
                                                        -----------  -----------

       Total assets                                      13,590,999   11,527,901
                                                        -----------  -----------

   Net assets reflecting all investments at fair value   13,590,999   11,527,901

   Adjustment from fair value to contract value for
     fully benefit-responsive contracts                      32,319       86,247
                                                        -----------  -----------

Net Assets Available for Benefits                       $13,623,318  $11,614,148
                                                        ===========  ===========

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.

                                                                              2.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2007

--------------------------------------------------------------------------------


Additions to net assets attributed to:
   Investment income
     Interest and dividend income                                  $    166,969
     Interest from loans                                                 11,174
     Net appreciation (depreciation) in fair value of
       investments (Note 3)                                             (57,465)
                                                                   ------------
     Total investment income                                            120,678

   Contributions
     Participants' contributions                                        899,180
     Participants' rollovers                                             69,724
     Employer's contributions                                           528,554
                                                                   ------------

     Total additions                                                  1,618,136

Deductions to net assets attributed to:
   Benefits paid to participants                                        762,458
   Administrative expenses                                                  525
                                                                   ------------

     Total deductions                                                   762,983

     Net increase before transfer                                       855,153

     Transfers in - Plan merger                                       1,154,017
                                                                   ------------

     Net increase                                                     2,009,170

Net Assets Available for Benefits - Beginning of Year                11,614,148
                                                                   ------------

Net Assets Available for Benefits - End of Year                    $ 13,623,318
                                                                   ============

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                              3.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank ("the Sponsor" or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $15,500 and $15,000 for 2007 and 2006, respectively. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants are immediately vested in their contributions. The employer matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred. Effective January 1, 2005, the Plan was amended to state a participant is 100% vested in employer contributions made after January 1, 2005. The vesting on prior employer contributions is based on years of continuous service. A participant is 20% vested after each year of service and is 100% vested after five years of service.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contribution and the Company matching contribution in 1% increments to several pooled separate accounts, a guaranteed account, or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant's account at the valuation date. In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant's account. Upon termination of employment, if the account balance is less than $5,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account. In the case of death, the surviving spouse may elect to defer payment up to the age of 70 1/2. Hardship withdrawals are available of up to 100% of

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              4.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

employee contributions and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made upon attainment of age 59 1/2.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Participant Loans

The Plan provides that participants may borrow up to a maximum of 50% of the participant's vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan's trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a "home loan", in which case the loan may be repaid over a term of not more than 15 years. The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $10,100 and $4,934, respectively. Forfeitures are reallocated to the matching contribution account of each eligible participant based on each participant's elective deferrals for the year. During the year ended December 31, 2007, forfeitures of $4,934 were allocated to participant accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date. In the event of termination of the Plan, participants would become 100% vested.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting based on U.S. generally accepted accounting principles.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              5.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments

Oneida Financial Corp. common stock is valued at fair value based on quoted market prices as of the Plan's year end. Units of pooled separate accounts are valued by the custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The fair values of the Plan's investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Net assets available for benefits reflects the contract value of the Plan's investments in fully benefit-responsive contracts because a separate adjustment is presented in the statement of net assets available for benefits to increase the carrying amount of these investments to contract value. Contract value represents contributions made under the contract, plus earnings, participant withdrawals and administrative expenses.

Purchases and sales of securities are accounted for as of the trade dates. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements. Participant loans are valued at cost, which approximates fair value.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor. The Plan Sponsor paid administrative expenses of $19,983 and $19,649 in 2007 and 2006, respectively.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Adoption of New Accounting Standard

The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan are to be presented at fair value. In addition, any material difference between the fair value of these
--------------------------------------------------------------------------------
                                   (Continued)

                                                                              6.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2007 and 2006. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit responsive contracts held directly by the Plan.

Risks and Uncertainties

The Plan provides for various investment options in any combination of pooled separate accounts, a guaranteed fixed account and common stock of Oneida Financial Corp. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Credit Risk

At December 31, 2007 and 2006, approximately 19% and 27%, respectively, of the Plan's assets were invested in Oneida Financial Corp. common stock fund.


NOTE 3 - INVESTMENTS

The fair market value of individual investments that represent 5% or more of the net assets available for benefits as of December 31 are as follows:

                                                           2007          2006
                                                           ----          ----
Guaranteed Account:
     ING Fixed Account (contract number PHX149)         $1,068,573    $1,091,509
Pooled Separate Accounts:
    ING Fidelity VIP II Contrafund                       1,346,298           n/a
    ING Thornburg Value Port-Init                        1,052,754           n/a
     ING Fidelity VIP Equity - Income                          n/a     1,310,955
     ING Oppenheimer Main Street Fund                          n/a     1,084,974
     ING Fidelity VIP Growth Portfolio                         n/a       854,679
Oneida Financial Corp. Common Stock                      2,500,688     3,030,943

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              7.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

                                                                         2007
                                                                         ----

ING VP Money Market Portfolio                                         $   7,728
ING VP Bond Portfolio                                                    20,004
ING Pioneer High Yield Fund                                               1,571
ING American Balanced Fund                                                4,226
ING VP Balanced Portfolio, Inc.                                          11,482
ING Fidelity VIP Equity-Income                                           67,738
ING VP Index Plus Large Cap Portfolio                                     5,871
ING Oppenheimer Main Street Fund                                         45,447
Fidelity VIP Growth Portfolio                                            39,592
ING Fidelity VIP Contrafund Port I                                      198,169
ING American Century Select Portfolio                                    12,267
ING Baron Growth Fund                                                    33,548
ING VP Int'l Value Portfolio                                             23,144
ING Ariel Fund                                                              660
ING VIP Index Plus Mid Cap Port (I)                                         955
ING Lord Abbett Sm Cap Value Fund (A)                                    19,403
ING Lord Abbett Mid Cap Value Fund                                      (16,174)
ING Solution 2015 Portfolio Service                                      10,587
ING Solution 2025 Portfolio Service                                      (6,886)
ING Solution 2035 Portfolio Service                                       3,865
ING Solution 2045 Portfolio Service                                      (3,571)
ING Solution Income Portfolio Service                                        17
ING Washington Mutual Investors Fund (R3)                                 3,141
ING Fidelity Advisor Mid Cap Fund                                        25,757
ING Legg Mason Partners Aggressive Growth Portfolio                      (4,930)
ING Oppenheimer Global Portfolio                                         44,205
ING CRM Mid Cap Value Fund                                                   19
ING Wanger Select                                                       (13,855)
ING Thornburg Value Port-Init                                            17,563
ING The Growth Fund of America                                           (1,213)
ING Allianz NFJ Div Value Fund-I                                          8,485
ING The Income Fund of America (R3)                                      (8,752)
ING Julius Baer for Eq (Svc)                                              4,457
                                                                      ---------
     Total appreciation on pooled separate accounts                     554,520
                                                                      ---------

Oneida Financial Corp. Common Stock                                    (611,985)
                                                                      ---------

     Total Depreciation                                               $ (57,465)
                                                                      =========
--------------------------------------------------------------------------------
                                   (Continued)

                                                                              8.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 15, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

A subsidiary of the Plan Sponsor earned fees during 2006 and 2007 totaling $35,584, which was paid as commissions from investment earnings of the Plan. Management determined that the amount paid resulted in a prohibited transaction and will return these fees plus lost earnings to the Plan. Management intends to correct the matter and based on the correction method chosen does not believe that it adversely affects the Plan's qualified tax status.

NOTE 5 - PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. At December 31, 2007 and 2006, certain Plan investments are units of pooled separate accounts and a guaranteed account managed by ING Life Insurance and Annuity Company ("ING"). ING is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. These investments totaled $10,725,289 and $8,370,268 at December 31, 2007 and 2006, respectively. The Plan also has participant loans of $169,849 and $97,837 at December 31, 2007 and 2006, which constitute party-in-interest investments.

At December 31, 2007 and 2006, the Plan had $146,063 and $115,073, respectively, invested in a money market fund managed by Investors Bank and Trust (IBT). As IBT is the custodian of this asset, these transactions qualify as party-in-interest transactions.

The Plan investments also included Company common stock. As of December 31, 2007 and 2006, the investment in Oneida Financial Corp. common stock was as follows:

                                       2007                       2006
                              ----------------------     ----------------------
                               Number       Market        Number       Market
                              of Shares      Value       of Shares      Value
     Common stock              260,167    $2,500,688      256,642    $3,030,943

At December 31, 2007, 3.1% of shares outstanding were held by the Plan. During 2007, the Plan earned dividend income of $126,322 on its investment in Oneida Financial Corp. common stock.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              9.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 6 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive investment contract with the ING. ING (the Issuer) maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

This investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the employer, and certain other employer-initiated events, such as a sale of a division, plant closure, or lay-off that results in distributions exceeding a set amount. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract includes the Plan's loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at amounts less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than 3 percent. Such interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive contracts ("adjustment"). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.

--------------------------------------------------------------------------------

                                                                             10.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2007 and 2006
--------------------------------------------------------------------------------

NOTE 6 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

                                                                 2007    2006
                                                                 ----    ----
     Average yields:

         Based on annualized earnings (1)                        3.75%   3.75%
         Based on interest rate credited to participants (2)     3.75%   3.75%

   (1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
   (2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.


NOTE 7 - PLAN MERGERS AND ACQUISITIONS

Effective April 2, 2007, the Vernon Bank Corporation was acquired by Oneida Savings Bank. As a result of this acquisition, the former employees of the Vernon Bank Corporation became participants of the Plan, subject to the Plan's eligibility requirements.

Benefit Consulting Group LLC was acquired by Oneida Savings Bank in 2006. As a result of this acquisition, the former employees of Benefit Consulting Group LLC became participants of the Plan effective January 1, 2007 and the assets of the Benefit Consulting Group LLC 401(k) Profit Sharing Plan were merged into the Plan during 2007.


--------------------------------------------------------------------------------
                                                                             11.

                              SUPPLEMENTAL SCHEDULES

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                    SCHEDULE OF ASSESTS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4i
                                December 31, 2007

--------------------------------------------------------------------------------

Name of Plan sponsor:                Oneida Savings Bank
                                   --------------------------
Employer identification number:          15-0405820
                                   --------------------------
Three digit plan number:                     002
                                   --------------------------

                                                 (c) Description of
                 (b)                         Including Maturity Date (e)
    Identity of issue, borrower             Rate of Interest, Collateral                     (d)            Current
(a)   lessor, or similar party                  Par or Maturity Value                      Cost **           Value
      ---------- -------------                         --------------                      -------           -----


                                      Pooled Separate Accounts
*       ING Life Insurance and        ING VP Money Market Portfolio;
          Annuity Company               investment in shares of a separate account       $          --   $      196,522
*       ING Life Insurance and        ING VP Bond Portfolio; investment in shares
          Annuity Company               of a separate account                                       --          323,099
*       ING Life Insurance and        Fidelity VIP II Contrafund; investment in
          Annuity Company               shares of a separate account                                --        1,346,298
*       ING Life Insurance and        Baron Growth Fund; investment in shares
          Annuity Company               of a separate account                                       --          523,100
*       ING Life Insurance and        ING Legg Mason Partners Aggr Gr Portfolio;
          Annuity Company               investment in shares of a separate account                  --          251,410
*       ING Life Insurance and        ING VP Int'l Value Portfolio (I); investment in
          Annuity Company               shares of a separate account                                --          343,605
*       ING Life Insurance and        ING Lord Abbett Mid Cap Value Fund;
          Annuity Company               investment in shares of a separate account                  --          290,936
*       ING Life Insurance and        ING Lord Abbett Small Cap Value Fund (A);
          Annuity Company               investment in shares of a separate account                  --          253,523
*       ING Life Insurance and        ING Solution 2015 Portfolio Svc; investment in
          Annuity Company               shares of a separate account                                --          449,210
*       ING Life Insurance and        ING Solution 2025 Portfolio Svc; investment in
          Annuity Company               shares of a separate account                                --          615,024
*       ING Life Insurance and        ING Solution 2035 Portfolio Svc; investment in
          Annuity Company               shares of a separate account                                --          518,263
*       ING Life Insurance and        ING Solution 2045 Portfolio Svc; investment in
          Annuity Company               shares of a separate account                                --          194,619
*       ING Life Insurance and        ING Solution Income Portfolio Svc; investment in
          Annuity Company               shares of a separate account                                --          193,349
*       ING Life Insurance and        ING Oppenheimer Glob Port; investment in
          Annuity Company               shares of a separate account                                --          503,286



--------------------------------------------------------------------------------
                                  (Continued)

                                                                             12.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                    SCHEDULE OF ASSESTS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4i
                                December 31, 2007

--------------------------------------------------------------------------------

Name of Plan sponsor:                Oneida Savings Bank
                                   --------------------------
Employer identification number:          15-0405820
                                   --------------------------
Three digit plan number:                     002
                                   --------------------------

                                                               (c)   Description

                                                 (c) Description of
                 (b)                         Including Maturity Date (e)
    Identity of issue, borrower             Rate of Interest, Collateral                     (d)            Current
(a)   lessor, or similar party                  Par or Maturity Value                      Cost **           Value
      ---------- -------------                         --------------                      -------           -----

                                      Pooled Separate Accounts (Continued)
*       ING Life Insurance and        ING CRM Mid Cap Value Fund; investment in
          Annuity Company               shares of a separate account                                 --          76,031
*       ING Life Insurance and        ING Wanger Select; investment in
          Annuity Company               shares of a separate account                                 --         456,001
*       ING Life Insurance and        ING Thornburg Value Port-Init; investment in
          Annuity Company               shares of a separate account                                 --       1,052,754
*       ING Life Insurance and        ING The Growth Fund of America; investment in
          Annuity Company               shares of a separate account                                 --         169,033
*       ING Life Insurance and        ING Allianz NFJ Div Value Fund-I; investment in
          Annuity Company               shares of a separate account                                 --       1,201,935
*       ING Life Insurance and        ING The Income Fund of America; investment in
          Annuity Company               shares of a separate account                                 --         545,885
*       ING Life Insurance and        ING Julius Baer For Eq (Svc); investment in
          Annuity Company               shares of a separate account                                 --         152,833
                                                                                         --------------  --------------
                                                                                                              9,656,716
                                      General Account
*       ING Life Insurance and        ING Fixed Account, PHX149
          Annuity Company                                                                            --       1,068,573

                                      Oneida Common Stock Fund
*       Oneida Financial Corp.        Common Stock                                                   --       2,500,688
*       Investors Bank & Trust        Money Market Fund                                              --         146,063
                                                                                         --------------  --------------
                                                                                                              2,646,751
                                      Participant Loans
*       Participant loans             5.25% - 9.25%                                                  --         169,849
                                                                                         --------------  --------------

             Total investments                                                           $           --  $   13,541,889
                                                                                         ==============  ==============

*  Denotes party-in interest
** All investments are participant directed, therefore no cost information is required.

--------------------------------------------------------------------------------

                                                                             13.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                  SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
                                December 31, 2007

--------------------------------------------------------------------------------

Name of Plan sponsor:                Oneida Savings Bank
                                   --------------------------
Employer identification number:          15-0405820
                                   --------------------------
Three digit plan number:                     002
                                   --------------------------


                                                                                      (c)                                (g)
                                             (b)                     Description of transactions including             Expenses
           (a)                      Relationship to plan,              maturity date, rate of interest,             in connection
Identity of party involved  employer, or other party-in-interest       collateral, par or maturity value           with transaction
--------------------------  ------------------------------------       ---------------------------------           ----------------
 Benefit Consulting Group    Wholly-owned subsidiary of employer        Commissions were paid to party-                $35,584
                                                                        in-interest for investment
                                                                        advisory services




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                                                                             14.